FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

CanAlaska Uranium Ltd.

Suite 1020 – 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6

Item 2.

Date of Material Change

August 26, 2010

Item 3.

News Release

The news release was disseminated through Canada News Wire on August 26, 2010.

Item 4.

Summary of Material Change

CanAlaska Annual General Meeting

Item 5.

Full Description of Material Change

5.1

Full Description of Material Change

Vancouver, Canada, August 26th, 2010

At the Annual General and Special Meeting (the “Meeting”), to be held on Thursday September 23, 2010, the Company is seeking shareholder approval to authorize the consolidation of all of the Company’s issued shares up to a maximum basis of one for ten outstanding common shares.  The Board of Directors believes that the number of outstanding common shares may no longer reflect the value of the assets of the Company.  As the company’s future performance is largely tied to its ability to raise equity financing, without excessively diluting the interests of its current shareholders, we believe that this is in the best interest of all current shareholders.  The proposed consolidation will enable potential investors to better evaluate the Company in connection with future equity financings. Our major exploration partnerships, and large and extensive exploration programs already differentiate CanAlaska from the majority of exploration companies, and we now believe it is time to strengthen our corporate position and present to a larger financial market.  There are currently 171,916,213 common shares issued and outstanding and approximately 17,191,621 common shares will be issued and outstanding if and when the Proposed Consolidation is effected.  The proposed consolidation will be further subject to TSX Venture approval.

 Due to present market conditions, and in order to bring the exercise price of the outstanding stock options of the Company in line with the current market price of the Company’s shares, the Board has approved, subject to acceptance by the TSX Venture Exchange, the reduction in the exercise price of all outstanding stock options (the “Options”) previously granted to directors, officers, employees and consultants of the Company, some of whom are insiders of the Company.  As of the date hereof 20,772,500 Options are outstanding under the Existing Plan.  The policies of the TSX Venture require the reduction in the price of Options held by insiders to be approved by a majority of votes cast at a meeting of shareholders, other than votes attaching to shares beneficially owned by insiders and their associates.

The exercise price of all the Options, including the Options held by Insiders, will be reduced to $0.85, ($0.085 pre-consolidation) being the close of market price of the common shares of the Company on August 16, 2010, the date of the Company’s Information Circular, if approved at the Meeting by the disinterested shareholders.  Pursuant to the policies of the TSX Venture, the exercise price of any Options which were granted within six months of the date of acceptance of the re-pricing of the Options by the TSX Venture will not be reduced.

The shareholders of the Company will be asked at the Meeting to approve the proposed new Share Option Plan (the “New Plan”). The New Plan increases the maximum aggregate number of common shares of the Company which may be reserved for issuance under the New Plan to 34,000,000 common shares, which represents approximately 20% of the current issued and outstanding common shares of the Company.  Implementation of the New Plan will be further subject to approval by the TSX Venture Exchange.   The New Plan essentially brings the Company current with certain regulatory and taxation compliance standards.

Peter Dasler, M.Sc., P Geo. is the Qualified Person responsible for this news release.

5.2

Disclosure for Restructuring Transactions

Item 6.

Reliance on Subsection 7.1(2) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7.

Omitted Information

Not Applicable

Item 8.

Executive Officer

Frances Petryshen

Telephone:  604-688-3211      Facsimile:  604-688-3217

Item 9.

Date of Report

Dated at the City of Vancouver, in the Province of British Columbia this 26th day of August 2010.